FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

For the month of December 2003 (No. 2)

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 10556
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No

On December 31, 2003, the Registrant announced that it had signed a memorandum of understanding with Siliconix incorporated, an 80.4% owned subsidiary of Vishay Intertechnology, Inc., for a long-term manufacturing and supply arrangement between the parties.

Annexed as Exhibit 99.1 is a copy of the press release announcing the signing of the memorandum of understanding.

This Form 6-K is being incorporated by reference into (i) the Registrant's Registration Statement on Form F-3 filed with the Commission on November 14, 2003 (File No. 333-110486), as amended, and (ii) all currently effective registration statements of the Registrant under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: January 2, 2004	By: /s/ Tamar Cohen
Tamar Cohen Corporate Secretary and General Counsel